Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2026

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of August 5, 2026. This MD&A is intended to help the reader understand, and should be read in conjunction with, the condensed consolidated interim financial statements of Almaden for the financial period ended June 30, 2026 and supporting notes. The condensed consolidated interim financial statements have been prepared in accordance and compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Management is responsible for the preparation and integrity of the Company’s condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. The audit committee of the board of directors of the Company (the “Board”) meets with management regularly to review the Company’s condensed consolidated interim financial statements and MD&A, and to discuss other financial, operating and internal control matters.

All currency amounts used in this MD&A are expressed in Canadian dollars unless otherwise noted.

The Company’s common stock is quoted on the TSX Venture Exchange under the symbol “AMM” and the OTCQB under the symbol “AAUAF”.

This MD&A contains forward looking statements that involve numerous risks and uncertainties. The Company continually seeks to minimize its exposure to business risks, but the nature of its business will always have some risk. These risks are not always quantifiable due to their uncertain nature. Should one or more of these risks and uncertainties set forth in this MD&A under the headings “Cautionary Notes Regarding Forward-Looking Statements” materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

ADDITIONAL INFORMATION

The Company’s financial statements, MD&A and additional information relevant to the Company for the year ended December 31, 2025, can be found on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

QUARTERLY HIGHLIGHTS

During the quarter, the Company continued to advance the international arbitration proceedings (the “Claim”) against the United Mexican States (“Mexico”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”). On May 19, 2026, the Company, together with Almadex Minerals Ltd. (collectively, the “Claimants”), filed the “Reply” submission which addresses arguments presented in Mexico’s Counter Memorial document which was filed in December 2025.

The Reply builds upon and adds to the independent expert reports and witness statements that formed part of the Memorial which was filed by the Claimants in March, 2025. Among the reports filed as part of the Reply is an independent quantum expert report, updated to reflect movements in precious metal prices, interest rates, and other factors since the Claimant’s Memorial filing. Based on this updated quantum estimate the Claimants now seek damages in the amount of US$2.68 billion, in the aggregate. This number may be further updated as the Claim proceeds, to reflect future movements in precious metal prices, exchange rates, interest rates, and other factors.

1

OVERALL PERFORMANCE

Overview

Company Mission and Focus

The Company’s goal is to evaluate exploration and development opportunities while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s investments in Mexico.

Background to the Claim

In April 2015, an ejido community (“Ejido”), filed a lawsuit (“Lawsuit”) against Mexico (the President, Congress, Ministry of Economy, Directorate of Mines, Mining Registry Office), claiming that Mexico’s mineral title system was unconstitutional because Indigenous consultation was not required before the granting of mineral title. Under Mexican law, an ejido refers to a form of communal land tenure where a group of individuals, known as ejidatarios, collectively own and manage agricultural land.

The Ejido in question is a small, remote mountain village of approximately 150 residents, located at an altitude of 2,569 meters, a higher elevation than the Project. It is situated entirely outside the Project’s “area of influence” as defined in the Company’s environmental permit application of February, 2019, approximately 45 minutes to an hour by car from the Project site. The Ejido lands cover an area of approximately 330 hectares, in the southeastern portion of the mineral concessions which were owned by the Company and which underpinned the Project. The Lawsuit was supported by internationally funded non-governmental organizations.

Upon learning of the Lawsuit, Almaden immediately sought to relinquish approximately 7,000 hectares of its mineral title area including the portion overlapping with the Ejido lands, believing that this would address the Ejido’s concerns. The reduced title area was confirmed by the Mexican mining authorities in 2017. However, the Ejido appealed this reduction, and in late 2020 the Mexican courts confirmed that the Company was obligated to continue in its possession of the larger title area.

In 2018, President Lopez-Obrador (“AMLO”) came into power in Mexico. The AMLO regime is widely recognized as having been hostile to the mining industry, in particular foreign mining companies that owned or sought to develop mining projects in Mexico.

In 2022, Mexico’s Supreme Court (“SCJN”) ruled on the Lawsuit. In effect, the SCJN ruling concluded that the Mexican mining law was not unconstitutional, but that the Mexican mining authority (“Economia”) had improperly issued the Claimants’ mineral titles as it had not incorporated Mexico’s Indigenous consultation obligations into the mineral title issuance procedures. The SCJN required that the Company’s two mineral titles be suspended, in order that the Company’s mineral title applications, originally made in 2002 and 2008 and approved in 2003 and 2009, could be reissued by Economia after it complied with its Indigenous consultation obligations.

The rights endowed by the Company’s mineral titles were suspended in June, 2022, and the Company began working cooperatively with Economia to facilitate what it thought would be the first ever Indigenous consultation in Mexico in respect of the granting of mineral titles. In October, 2022 however, the head of Economia was replaced and the Company’s access to Economia ceased.

In February, 2023 Economia filed a notice with the courts charged with implementing the SCJN decision, seeking to deny the two mineral title applications retroactively. The notice claimed that the applications contained alleged de minimis technical faults, despite Economia’s acceptance of the mineral title applications and grant of the mineral titles in 2003 and 2009. By alleging such de minimis technical faults in the mineral title applications, Economia breached Mexican domestic law and international law to deny arbitrarily and pre-emptively the grant of the mineral titles and thereby avoid the Indigenous consultation ordered by the SCJN. Such consultation would have been welcomed by both the Company and community members living in the area of influence of the Project.

2

Despite the legal appeals of the Company and surrounding community members that Indigenous consultation should proceed, the Mexican courts endorsed Economia’s position. Therefore, the mineral rights underpinning the Project were definitively cancelled and reverted to the Government of Mexico, and Indigenous consultation never occurred.

The Claimants have suffered substantial harm arising out of Mexico’s conduct in breach of its investment protection obligations under the CPTPP, including (without limitation):

•	the arbitrary denial on 17 December 2020 by Mexico’s environmental authority (“SEMARNAT”) of Almaden’s environmental permit application for the Project;

•	the Mexican Supreme Court’s 16 February 2022 decision which ordered the suspension of the mineral concessions underlying the Ixtaca deposit (the “Concessions”), a pronouncement on “feasibility”, and indigenous consultations;

•	SEMARNAT’s bad faith campaign against the Project from at least December 2020 until February 2023; and,

•	the determination issued by Mexico’s Mining Authority (“Economia”) on 9 February 2023 which arbitrarily and retroactively declared a lack of “feasibility” regarding the Concession titles that it had approved years earlier and validated several times since, thereby cancelling the Concessions in full.

The Claimants filed their initial Request for Arbitration in June, 2024. On June 27, 2024, the Company announced that it had agreed with Almadex and its Mexican subsidiary to streamline the management of the arbitration proceedings by entering into a Litigation Management Agreement (“LMA”). Under the LMA, Almaden will bear the up-front costs of the arbitration and provide overall direction to the arbitration process for itself and its subsidiaries, as well as Almadex and its subsidiaries, with certain limitations. Almadex will remain a party to the arbitration and continue in its cooperation and support of the process.

Should the Claims result in an award of damages (“Claim Proceeds”), the pro rata portion of the Claim Proceeds, if any, which may be attributable to Almadex from the 2.0% NSR royalty it held on the Project will be determined. Almadex’s award will consist of this pro rata portion, less its pro rata share of the costs of pursuing the Claims, including the financing costs (the “Almadex Award”). Almadex will compensate Almaden in the amount of 10% of the Almadex Award in exchange for managing the Claims.

Coincidental with announcing the LMA, Almaden entered into a litigation funding agreement (the “LFA”) with a leading legal finance provider (the “Funder”). The LFA provides up to US$9.5 million in non-recourse funding for the Company to pursue the Claims. This funding is expected to cover all legal, tribunal and external expert costs of the Claims. The funding is repayable in the event that Claim Proceeds are recovered from Mexico, with such repayment being a contingent entitlement to the Claim Proceeds.

Finally, also on June 27, 2024, Almaden announced that it had agreed with Almadex to extend the maturity of the gold loan (see press release of May 14, 2019) from March 31, 2026 to the earlier of March 31, 2030, or the receipt by Almaden or its subsidiary of any Claim Proceeds.

In return for this amendment, in addition to its obligation to repay the gold loan, Almaden agreed to pay Almadex 2.0% of the gross amount of any Claim Proceeds that Almaden may receive as a result of the Claims, such repayment to be subordinate to amounts due under the LFA, and any additional legal and management costs. As noted above under the section “Annual Highlights”, Almaden paid off this gold loan in 2025.

As at June 30, 2026, the Funder has disbursed a total of US$5,079,978 to the Claim. While the Company is vigorously pursuing this Claim, its preference is for a constructive resolution with Mexico that results in a positive outcome for all stakeholders.

3

RISKS AND UNCERTAINTIES

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F for the year ended December 31, 2025, as filed on SEDAR on March 19, 2026.

Industry

The Company is engaged in the evaluation of exploration and development opportunities while also seeking compensation from the Government of Mexico for actions which blocked the development of the Ixtaca project and ultimately retroactively terminated the Company’s mineral concessions, causing the loss of the Company’s entire investment in Mexico. The Company’s business is inherently risky. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit. Furthermore, while the Company believes it has valid reasons to commence legal proceedings against the Government of Mexico, litigation matters are inherently uncertain and there is no guarantee that the arbitration will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure or maintain the necessary funding to advance any legal proceedings.

Exchange rate fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Title to mineral properties

While the Company investigates title to its mineral properties, this should not be construed as a guarantee of title. Any property held by the Company may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company does not hold title to the Tuligtic property or the Ixtaca project.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environmental protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulations. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

4

Laws, Regulations, and Permits

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety, waste disposal, protection of the environment, protection of historic and archeological sites, protection of endangered and protected species and other matters in all the jurisdictions in which it operates. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. The Company applies the expertise of its management, advisors, legal counsel, employees and contractors to ensure compliance with current laws.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly incurring debt. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to present and prospective shareholders. The Company has traditionally sought joint venture partners to fund in whole or in part exploration projects. Offering an interest in its projects to partners would dilute the Company’s interest in the projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At August 5, 2026, there were 10,835,000 stock options outstanding. Directors and officers hold 8,850,000 of the options and 1,985,000 are held by employees and consultants of the Company. No warrants were outstanding as at August 5, 2026.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early-stage companies are often volatile. Factors such as announcements regarding developments in the Claim, or of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining exploration companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

5

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time-to-time to conflicts of interest. If a conflict arises, the Company may miss the opportunity to participate in certain transactions.

Risk related to proceedings under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)

On December 13, 2023, the Company delivered to the United Mexican States (“Mexico”) a Request for Consultations in accordance with the CPTPP relating to an investment dispute with Mexico. On March 14, 2024, the Company delivered to Mexico notice of its intention to submit a claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP. On June 14, 2024, the Company announced that it had commenced international arbitration proceedings against Mexico by filing its Request for Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”). The proceedings have continued to advance since that time. These legal proceedings, or others that could be brought against or by the Company in the future, could have a material adverse effect on our financial position or prospects. While the Company believes it has valid reasons to commence legal proceedings, litigation matters are inherently uncertain and there is no guarantee that the arbitration will be successful, or that the likely outcome of this matter will be consistent with the ultimate resolution of the matter. Any legal proceedings require the Company to incur significant expense, devote significant resources, and may generate adverse publicity, which could materially, and possibly adversely, affect its business. The Company’s inability to enforce its rights and the enforcement of rights on a prejudicial basis by foreign courts or international arbitral tribunals could have an adverse effect on the Company’s outlook. Outcomes in any legal proceedings and the process for recovering funds even if there is a successful outcome in any legal proceedings can be lengthy and unpredictable. Furthermore, there is a risk that the Company will be unable to secure or maintain the necessary funding to advance any legal proceedings.

Political, economic and social environment

The Company’s mineral properties may be adversely affected by political, economic and social uncertainties which could have a material adverse effect on the Company’s results of operations and financial condition. Areas in which the Company holds or may acquire properties may experience local political unrest and disruption which could potentially affect the Company’s projects or interests. Changes in leadership, social or political disruption or unforeseen circumstances affecting political, economic and social structure could adversely affect the Company’s property interests or restrict its operations. The Company’s mineral exploration and development activities may be affected by changes in government regulations relating to the mining industry and may include regulations on production, price controls, labour, export controls, income taxes, expropriation of property, environmental legislation and safety factors.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments may adopt substantially different policies, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates, interest rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in jurisdictions where the Company operates may adversely affect the Company’s business.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

6

The Company may be subject to legal proceedings that arise in the ordinary course of business

Due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

The prices of gold, silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital is required to continue prosecuting the Claim and to evaluate mineral property exploration and development opportunities. The sources of funds currently available to the Company are litigation financing, equity capital. The Company believes, but cannot guarantee, that it currently has sufficient financial resources to undertake all of its currently planned activities.

Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often subjective, include but are not limited to, that the right to explore the assets has expired or will soon expire and is not expected to be renewed, that substantive expenditure of further exploration is not planned, or that results are not compelling enough to warrant further exploration by the Company.

At June 30, 2026, the Company concluded that impairment indicators existed with respect to its exploration and evaluation assets and an impairment of exploration and evaluation assets of $Nil (2025 - $63,900) was recognized.

SUMMARY OF QUARTERLY RESULTS

The following tables provide selected financial information for the Company’s eight most recently completed fiscal quarters, stated in Canadian dollars in accordance with IFRS:

7

	Quarter Ended Jun 30, 2026 ($)	Quarter Ended Mar 31, 2026 ($)	Quarter Ended Dec 31, 2025 ($)	Quarter Ended Sep 30, 2025 ($)
Revenue	Nil	Nil	Nil	Nil
Other income (loss)	443,495	408,814	329,385	5,157,852
Comprehensive income (loss)	(98,740)	(106,606)	(347,172)	4,529,596
Basic & diluted net income (loss) per share	(0.00)	(0.00)	(0.00)	0.03
Total assets	6,351,987	6,483,731	6,693,338	6,989,700
Total long term liabilities	Nil	Nil	34,358	67,912
Cash dividends declared	Nil	Nil	Nil	Nil

	Quarter Ended Jun 30, 2025 ($)	Quarter Ended Mar 31, 2025 ($)	Quarter Ended Dec 31, 2024 ($)	Quarter Ended Sep 30, 2024 ($)
Revenue	Nil	Nil	Nil	Nil
Other income (loss)	830,164	(635,166)	189,233	510,168
Comprehensive loss	122,958	(1,316,336)	(129,748)	(210,403)
Basic & diluted net loss per share	0.00	(0.01)	(0.00)	(0.00)
Total assets	19,383,393	14,106,053	11,781,625	11,844,778
Total long term liabilities	8,962,209	9,518,571	8,291,387	7,009,055
Cash dividends declared	Nil	Nil	Nil	Nil

Quarterly variances in other income are dependent on the interest income earned from various levels of cash balances, financing activities related to the gold loan and cost recoveries from administrative services earned from Mustang Minerals Limited (“Mustang”) and Almadex. The main changes in comprehensive income (loss) include non-cash impairments, share-based payments relating to the fair values of stock options granted, fair value adjustment on the gold loan payable and foreign exchange gain (loss) from foreign exchange rate fluctuations. Further details are discussed in Review of Operations and Financial Results section below.

Review of Operations and Financial Results

Results of Operations for the three months ended June 30, 2026 compared to the three months ended June 30, 2025

For the three months ended June 30, 2026, the Company recorded a comprehensive loss of $98,740, or $0.00 per common share, compared to a comprehensive income of $122,958, or $0.00 per common share, for the three months ended June 30, 2025. The decrease in comprehensive loss of $221,698 was primarily a result of a $386,669 decrease in other income offset by a $164,971 decrease in operating expenses.

As the Company is in exploration stage, it has no revenue from mining operations. Other income totalled $443,495 for the three months ended June 30, 2026, compared to $830,164 for the three months ended June 30, 2025. The decrease of other income was primarily due to the absence of fair value adjustments, unrealized foreign exchange gain from gold loan payable and unrealized gain on gold in trust during Q2 2026 compared to Q2 2025 as the gold loan was fully repaid in 2025.

The Company has an administrative services agreement with Mustang and Almadex whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During Q2 2026, the Company earned approximately the same administrative services fees from Mustang of $45,979 (2025 - $41,213), and a slight decrease in administrative service fees from Almadex of $252,469 (2025 - $259,846) due to operational activities within each company.

Operating expenses were $542,235 for the three months ended June 30, 2026 compared to $707,206 during the three months ended June 30, 2025 resulting in a decrease of $164,971 during Q2 2026 compared to Q2 2025. Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Mustang and Almadex. The decrease in operating expenses of $164,971 in Q2 2026 compared to Q2 2025 was primarily due to a $36,060 reduction in interest and standby fees after settling the gold loan with Almadex. The decrease in exchange listing fees also contributed to a decrease in expenses by migrating down from the Toronto Stock Exchange to TSX Venture Exchange.

8

Results of Operations for the six months ended June 30, 2026 compared to the six months ended June 30, 2025

For the six months ended June 30, 2026, the Company recorded a comprehensive loss of $205,346, or $0.00 per common share, compared to $1,193,378, or $0.01 per common share, for the six months ended June 30, 2025. The decrease in comprehensive loss of $988,032 was primarily a result of a $657,311 increase in other income and a $330,721 decrease in operating expenses.

As the Company is in exploration stage, it has no revenue from mining operations. Other income totalled $852,309 for the six months ended June 30, 2026, compared to $194,998 for the six months ended June 30, 2025. The increase of other income was primarily due to the absence of fair value adjustments and unrealized foreign exchange gain from gold loan payable and unrealized gain on gold in trust during Q2 2026 compared to Q2 2025.

The Company has an administrative services agreement with Mustang and Almadex whereby overhead and salary expenses are proportionally allocated as described under the heading “Transactions with Related Parties”. Amounts earned from administrative service fees depends on the business activities of each company. During Q2 2026, the Company earned approximately the same administrative services fees from Mustang of $86,755 (2025 - $81,541), and a slight decrease in administrative service fees from Almadex of $503,653 (2025 - $514,124) due to operational activities within each company.

Operating expenses were $1,057,655 for the six months ended June 30, 2026 compared to $1,388,376 during the six months ended June 30, 2025 resulting in a decrease of $330,721 during Q2 2026 compared to Q2 2025. Certain operating expenses were reported on a gross basis and recovered through other income from the administrative services agreements with Mustang and Almadex. The decrease in operating expenses of $330,721 in Q2 2026 compared to Q2 2025 was primarily due to a $114,262 reduction in interest and standby fees after settling the gold loan with Almadex. The decrease in exchange listing fees also contributed to a decrease in expenses by migrating down from the Toronto Stock Exchange to TSX Venture Exchange. No directors’ fees were paid for the six months ended June 30, 2026 compared to June 30, 2025 which further reduces operating expenses by $52,500.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2026, the Company had working capital of $5,728,545, including cash and cash equivalents of $5,930,082, compared to working capital of $3,936,466, including cash and cash equivalents of $10,634,486 at June 30, 2025. The increase in working capital of $1,792,079 is due to the cash proceeds from the sale of the Rock Creek mill equipment and repayment of gold loan payable.

The Company has long term liabilities of $Nil at June 30, 2026 compared to $34,358 at December 31, 2025 that relates to the long-term portion of lease liabilities for office lease.

Three months ended June 30, 2026

Net cash used in operating activities during the three months ended June 30, 2026 was $100,117 (2025 – $351,095), after adjusting for non-cash activities.

Net cash from investing activities during the three months ended June 30, 2026 was $Nil (2025 – $5,665,807).

Net cash used in financing activities during the three months ended June 30, 2026 was $34,629 (2025 - $35,614).

9

Six months ended June 30, 2026

Net cash used in operating activities during the six months ended June 30, 2026 was $172,641 (2025 – $493,140), after adjusting for non-cash activities.

Net cash from investing activities during the six months ended June 30, 2026 was $Nil (2025 – $8,040,471).

Net cash used in financing activities during the six months ended June 30, 2026 was $68,434 (2025 - $68,595).

Management estimates that the current cash position and potential future cash flows will be sufficient for the Company to carry out its business for the upcoming year.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As of date of this MD&A, there were 137,363,181 common shares issued and outstanding and 148,198,181 common shares outstanding on a diluted basis. The Company had the following common shares outstanding as at the dates indicated:

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2024	137,221,408	$141,040,654
December 31, 2025	137,363,181	$141,104,844
August 5, 2026	137,363,181	$141,104,844

Share Issuances during Fiscal 2026

The Company had no share issuances during the period ended June 30, 2026.

Stock Options

The Company grants directors, officers, employees, and contractors options to purchase common shares under its stock option plan. This plan and its terms, as well as options outstanding as at December 31, 2025, are detailed in Note 10(d) to the Company’s audited annual consolidated financial statements for the year ended December 31, 2025.

The following table summarizes information about stock options outstanding at August 5, 2026:

Expiry date	Exercise price	December 31, 2025	Granted	Exercised	Expired	August 5, 2026
March 7, 2027	$0.38	1,000,000	-	-	-	1,000,000
June 10, 2027	$0.33	3,110,000	-	-	(250,000)	2,860,000
October 4, 2027	$0.30	755,000	-	-	-	755,000
December 16, 2027	$0.33	840,000	-	-	-	840,000
February 14, 2028	$0.30	600,000	-	-	-	600,000
April 3, 2028	$0.26	1,575,000	-	-	(500,000)	1,075,000
July 10, 2028	$0.16	1,920,000	-	-	(50,000)	1,870,000
September 19, 2028	$0.18	1,035,000	-	-	-	1,035,000
August 9, 2030	$0.25	800,000	-	-	-	800,000
Options outstanding and exercisable		11,635,000	-	-	(800,000)	10,835,000
Weighted average
exercise price		$0.27	-	-	$0.28	$0.27

10

ENVIRONMENTAL PROVISIONS AND POTENTIAL ENVIRONMENTAL CONTINGENCY

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CONTRACTUAL COMMITMENTS

The Company has no contractual commitments.

TRANSACTIONS WITH RELATED PARTIES

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chair, the Vice Chair, the President & CEO and the Chief Financial Officer. The net aggregate compensation paid or payable to key management for services after recovery from Mustang and Almadex (Note 10(b) of the June 30, 2026 condensed consolidated interim financial statements) was as follows:

Three months ended June 30, 2026	Fees	Share-based Payments	Total

Chair	$3,600	$-	$3,600
Vice Chair	8,625	-	8,625
President & CEO	66,250	-	66,250
CFO	16,563	-	16,563
Directors	-	-	-
	$95,038	$-	$95,038

Six months ended June 30, 2026	Fees	Share-based Payments	Total

Chair	$7,200	$-	$7,200
Vice Chair	17,250	-	17,250
President & CEO	132,500	-	132,500
CFO	33,125	-	33,125
Directors	-	-	-
	$190,075	$-	$190,075

Three months ended June 30, 2025	Fees	Share-based Payments	Total

Chair	$3,600	$-	$3,600
Vice Chair	8,625	-	8,625
President & CEO	112,500	-	112,500
CFO	40,625	-	40,625
Directors	26,250	-	26,250
	$191,600	$-	$191,600

11

Six months ended June 30, 2025	Fees	Share-based Payments	Total

Chair	$7,200	$-	$7,200
Vice Chair	17,250	-	17,250
President & CEO	150,000	-	150,000
CFO	56,250	-	56,250
Directors	52,500	-	52,500
	$283,200	$-	$283,200

(b)	Administration Services Agreements

The Company recovers a portion of rent, office and license expenses from Mustang pursuant to an Administrative Services Agreement dated May 15, 2015 and First Amending Agreement dated December 16, 2015 between the Company and Mustang.

The Company also recovers a portion of rent, office and license expenses from Almadex pursuant to an Administrative Services Agreement dated March 29, 2018 between the Company and Almadex.

During the three months ended June 30, 2026, the Company received $45,979 (2025 - $41,213) from Mustang for administrative services fees included in other income and received $252,469 (2025 - $259,846) from Almadex for administrative services fees included in other income.

During the six months ended June 30, 2026, the Company received $86,755 (2025 - $81,541) from Mustang for administrative services fees included in other income and received $503,653 (2025 - $514,124) from Almadex for administrative services fees included in other income.

At June 30, 2026, included in accounts receivable is $36,105 (December 31, 2025 - $33,584) due from Mustang, and $194,905 (December 31, 2025 - $243,211) due from Almadex in relation to expense recoveries.

Under the Administrative Services Agreements, the Company is the sole and exclusive manager of Mustang and Almadex that provides general management services, office space, executive personnel, human resources, geological technical support, accounting and financial services at cost with no mark-up or additional direct charge. The three companies are considered related parties though common officers.

(c)	Other related party transactions

During the three and six months ended June 30, 2026, the Company employed the Chair’s daughter for a salary of $3,442 and $8,604 less statutory deductions (2025 - $5,163 and $10,325) for marketing and administrative services provided to the Company.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. Significant assumptions are discussed in Critical Accounting Estimates section of this MD&A.

The Company does not carry any financial instruments at fair value through profit or loss (FVTPL).

12

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk, and commodity and equity price risk.

(a)	Currency risk

The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican Peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at June 30, 2026, the Company was exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$5,349,452	$16,971
Accounts receivable and prepaid expenses	-	436
Total assets	$5,349,452	$17,407

Trade and other payables	$8,627	$8,330
Total liabilities	$8,627	$8,330

Net assets	$5,340,825	$9,077

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $530,000.

A 10% change in the Mexican Peso exchange rate relative to the Canadian dollar would change the Company’s net loss by $1,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s accounts receivable consist of amounts due from related parties which are subsequently collected.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at June 30, 2026, the Company’s maximum exposure to credit risk was the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Liquidity risk is considered low as the Company has sufficient cash and cash equivalent to meet its current liabilities.

Trade and other payables are due within twelve months of the statement of financial position date.

13

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $60,000.

(e)	Commodity and equity price risk

The ability of the Company to evaluate exploration and evaluation assets and the damages being pursued under the Claim are directly related to the market price of gold and silver. The Company monitors these prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

A 1% change in the commodity price would change the Company’s net loss by $Nil.

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period. The Company is not subject to externally imposed capital requirements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgements about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Actual outcomes may differ from these judgements and estimates. These estimates and assumptions are also affected by management’s application of accounting policies, which is contained in Note 2 (d) of the December 31, 2025 annual consolidated financial statements. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

14

Significant assumptions about the future, and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

o	the analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators, including the currency in which funds from financing activities are denominated and the currency in which funds are retained;

o	the estimated useful lives of property and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;

o	the provision for income taxes which is included in profit or loss and composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;

o	the assessment of indications of impairment of property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable; and

o	the estimated incremental borrowing rate used to calculate the lease liabilities.

In addition to the foregoing, the Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense, warrant liability and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control.

CHANGES IN ACCOUNTING POLICY, INCLUDING INITIAL ADOPTION

Application of new and revised accounting standards effective January 1, 2026

New standards issued and not yet effective

On April 9, 2024, the IASB issued a new standard – IFRS 18, “Presentation and Disclosure in Financial Statements” with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

•	the structure of the statement of profit or loss;
•	required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and
•	enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Adoption of IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’. The Company is currently assessing the impact the new standard will have on its financial statements.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period ended June 30, 2026 that materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15

CAUTIONARY NOTES REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information contained herein is made as of the date of this document and the Company disclaims any obligation to update or revise any forward-looking information, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws. Forward-looking information includes statements that use forward-looking terminology such as “plans”, “expects”, “budget”, “estimates”, “intends”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements included in this document include, but are not limited to, statements with respect to: the Company’s forecasts and expected cash flows; the Company’s projected capital and operating costs; the timing, outcome, impact, and procedures relating to the arbitration proceedings under the CPTPP; disclosure regarding litigation financing; requirements for additional capital and expected use of proceeds; the Company’s cash resources and their adequacy to meet the Company’s working capital and litigation needs for its next fiscal year; the possible effect of changes in interest rates and exchange rates on the Company’s future operations; unanticipated reclamation expenses; limitations on insurance coverage; the Company’s outlook with respect to the price, demand and need for precious and other metals and any other statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements. Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management, in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of this document including, without limitation, assumptions about: both Almaden’s and the applicable Mexican authorities’ legal positions; stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to finance the arbitration process, and continued respect for the rule of law in Mexico, future economic and political conditions; future currency exchange rates remaining as estimated; availability of funds; favourable equity capital markets; the ability to raise any necessary capital on reasonable terms to advance the Company’s business objectives; future metal prices; the timing and reliability of sampling and assay data; and the accuracy of budgeted litigation costs or evaluation costs of exploration and development properties. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, legal, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks related to: resource exploration and development; uncertainty in developing a commercially viable mining operation; history of net losses; lack of cash flow and assurance of profitability; the need for additional capital; uncertainty of obtaining additional funding requirements; the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; treatment of environmental matters and indigenous consultation under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company; uncertainty as to the outcome of arbitration; community relations; governmental regulations; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations; governmental regulations and the ability to obtain necessary licences and permits; possible dilution to present and prospective shareholders; the material risk of dilution presented by a large number of outstanding share purchase options; volatility of share price; mineral prices not supporting corporate profit; unfavourable laws and regulations; political risk in jurisdictions where the Company operates; certainty of mineral title and the outcome of litigation; political, economic and social uncertainties; community relations; uncertainty of reserves and mineralization estimates; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in environmental laws; dependence on management and other key personnel; conflicts of interest; foreign operations; changes to taxation regimes; foreign currency fluctuations; operating hazards and risks associated with the mining industry; the ability to manage growth; competition from other mining exploration companies; lack of a dividend policy; cybersecurity risks; foreign incorporation and civil liabilities; the Company being deemed a passive foreign investment company; the relatively low trading volume of the Common Shares; impairment of exploration and evaluation assets;; accidents, labour disputes and other risks of the mining industry; availability of third party contractors; failure of equipment to operate as anticipated; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; and those factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form and all exhibits attached thereto. Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking information, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

16

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained herein. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

17

BOARD OF DIRECTORS AND MANAGEMENT

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Alfredo Phillips, ACT, MPA

Michael Kosowan, M.A. Sc, P.Eng

Cameron McCarthy, M.A.Sc., P.Eng., P.Geo., P.Tech

Audit Committee members:

Michael Kosowan, M.A. Sc, P.Eng

Alfredo Phillips, ACT, MPA

Cameron McCarthy, M.A.Sc., P.Eng., P.Geo., P.Tech

Compensation Committee members:

Duane Polquin, P.Eng

Alfredo Phillips, ACT, MPA

Cameron McCarthy, M.A.Sc., P.Eng., P.Geo., P.Tech

Nominating & Corporate Governance Committee members:

Alfredo Phillips, ACT, MPA

Michael Kosowan, M.A. Sc, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Management:

Duane Poliquin, P.Eng – Chair

Morgan Poliquin, P.Eng, Ph.D – Vice Chair

Douglas McDonald, M.A.Sc, B.Com. – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer, Corporate Secretary

John Thomas, P.Eng, BSc., MSc. PhD – Vice President, Project Development

18